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                                                Filed by Alteon WebSystems, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934


        Subject Company: Alteon WebSystems, Inc. - Commission File No: 000-27247


        Information Presented on the Website of Alteon WebSystems, Inc.
      Regarding Alteon's Expected Merger with Nortel Networks Corporation
                                August 1, 2000


AlteonWebSystems


Nortel Networks to Acquire Alteon WebSystems for US$7.8 Billion

Will Establish Leadership Position in Delivering High-Performance Internet Data Centers for the New Networked Economy

Internet Data Centers "Come Together" with Optical Internet, Wireless Internet and eBusiness to Create High-Performance, Content-Aware Networks

BOSTON, July 28 /PRNewsire/ - Nortel Networks (NYSE/TSE: NT) announced a definitive agreement whereby Nortel Networks will acquire San Jose, Calif. - based Alteon WebSystems, Inc. (NASDAQ: ATON - news), the leader in content aware switching, positioning Nortel Networks as the leader in delivering high-performance Internet data centers. Nortel Networks will pay an estimated US$7.8 billion in its common shares for Alteon WebSystems on a fully diluted treasury stock basis.

The acquisition will enable Nortel Networks to build the next generation Internet data center - capable of delivering content at unprecedented levels of speed, efficiency and reliability. Nortel Networks will be in a position to offer a complete Internet data center solution by integrating Alteon WebSystems' content aware switching products with Nortel Networks' service offerings in storage, gigabit switches, professional services, hosted application management/ delivery and caching.

The acquisition will also give Nortel Networks first-mover advantage in integrating Internet data centers with the high-performance optical and 3G wireless Internet delivering unparalleled, edge-to-edge broadband solutions.

"In the new economy, the value and richness of content across the Internet is increasing on a massive scale," said Clarence Chandran, Chief Operating Officer, Nortel Networks. " Our acquisition of Alteon WebSystems will accelerate the delivery of an Internet data center capable of moving content seamlessly and rapidly across high-performance optical Internet and 3G wireless networks."

With its massively distributed architecture, robust software capabilities, marquee customer base, deep market penetration and dramatic revenue growth, Alteon WebSystems is the leader in the expanding market for content switching - forecast by International Data Corporation (IDC) to grow to more than US$4 billion by 2004 from US$203 million in 1999. Alteon WebSystems leverages this opportunity with innovative content switching technology that enables companies to process, track and intelligently direct Web sessions at gigabit rates while applying sophisticated traffic control services to each session.
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`Alteon WebSystems and Nortel Networks share a common vision of high performance content delivery services that exploit the high-performance Internet and create new profit opportunities for service providers, said Dominic Orr, president and Chief Executive Officer, Alteon WebSystems, Inc. `The possibilities of integrating our intelligent content switching with Nortel Networks' optical networking and 3G wireless Internet technologies are limitless.'

Alteon WebSystems, the market share leader in Layer 4-7 Web switching market according to the Dell'Oro Group, posted revenue of US$51.5 million for the quarter ending June 30, 2000 - an increase of 82 percent from the previous quarter. Based on worldwide revenue, Dell'Oro estimates that Alteon WebSystems holds 50 percent of the global content aware switching market in Layer 4-7 switching, and 81 percent of the gigabit Ethernet segment.

Alteon WebSystems' customer base includes first-movers in the enterprise and leading-edge service provider markets including Yahoo!, Excite(at)Home, Buy.com, NTT, DLJDirect, CitySearch-Ticketmaster Online, Exodus Communications, Loudcloud, Digex, ISPs UUNet, Cable & Wireless, Virgin, Global Crossing, ICG Communications, GTE Internet, Concentric Networks and Microsoft WebTV.

Upon completion of the transaction, Alteon WebSystems will become a wholly owned subsidiary of Nortel Networks. Alteon WebSystems will continue to be headquartered in San Jose, California. President and CEO Dominic Orr will become the president of Nortel Networks' Content Distribution Networks business unit.

Under terms of the agreement, Alteon WebSystems shareholders will receive a fixed exchange ratio of 1.83148 Nortel Networks common shares for each share of Alteon WebSystems common stock. Based on the closing price of US$78.625 per common share of Nortel Networks on Thursday, July 27, 2000, this represents a price of US$144 per share of Alteon WebSystems and a price of US$7.8 billion for the common shares of Alteon WebSystems on a fully diluted treasury stock basis. The acquisition (excluding acquisition related costs) is expected to be neutral in calendar year 2000 and slightly accretive in calendar year 2001 to Nortel Networks earnings per share from operations.

The transaction, which is expected to close in the fourth quarter of 2000, is structured to be tax-free to Alteon WebSystems' United States shareholders.

The boards of directors of both companies have approved the transaction. The completion of the transaction is subject to customary regulatory approvals and the approval of Alteon WebSystems shareholders.

Credit Suisse First Boston Technology Group acted as financial advisor to Nortel Networks for this transaction and Lehman Brothers represented Alteon Web Systems.

Alteon WebSystems pioneered the concept of Web switching and is a
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leading provider of next generation Internet infrastructure solutions designed to enable eBusinesses to meet the demands resulting from the rapid growth of the Internet. The company's Web data center products including Web switches, server adapters and traffic management software are optimized to meet the specific challenges of managing Web traffic and provide the high performance and availability of leading networking infrastructure solutions. Founded in May of 1996, Alteon WebSystems employs a staff of approximately 500 around the world and is publicly traded on the Nasdaq Stock Market under the symbol "ATON."

Nortel Networks is a global Internet and communications leader with capabilities spanning Optical, Wireless, Local Internet and eBusiness. The Company had 1999 U.S. GAAP revenues of US$21.3 billion and serves carrier, service provider and enterprise customers globally. Today, Nortel Networks is creating a high-performance Internet that is more reliable and faster than ever before. It is redefining the economics and quality of networking and the Internet, promising a new era of collaboration, communications and commerce. Visit us at www.nortelnetworks.com.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; and the impact of increased provision of customer financing by Nortel Networks. For additional information with respect to certain of and other these factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction to be filed with the Securities and Exchange Commission by Nortel Networks and Alteon WebSystems, as it will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Nortel Networks and Alteon WebSystems at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Nortel Networks Corporation, Attention:
Investor Relations 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

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Alteon WebSystems, its directors, executive officers and certain other members of Alteon WebSystems' management and employees may be soliciting proxies from Alteon WebSystems' stockholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

SOURCE: Nortel Networks Corporation

Caution Concerning Forward-Looking Statements

This filing contains certain statements that are based on Alteon's present expectations of future events. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by present expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to: the consummation of the contemplated merger involving Alteon and Nortel Networks, such as the risk that the companies may not obtain the required regulatory clearances or stockholder approval in a timely manner or at all; the timing and successful completion of technology and product development efforts; integration of the technologies and businesses of Alteon and Nortel Networks; and changing relationships with customers, suppliers and strategic partners.

These and other risks associated with the businesses of Alteon and Nortel Networks that may affect their operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Alteon and Nortel Networks with the Securities and Exchange Commission.

Additional Information About the Merger

Alteon expects to mail to its stockholders a proxy statement/prospectus containing information about Alteon, Nortel Networks and the Merger. In connection with the Merger, Nortel Networks plans to file a registration statement on SEC Form S-4. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available.

Alteon will be, and certain other persons may be, soliciting proxies from Alteon's stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Alteon and the directors and executive officers of Nortel Networks may be deemed to be participants in Alteon's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Alteon have in the Merger is contained in the document filed with the SEC by Alteon pursuant to Rule 425 on July 28, 2000.

How to Obtain Documents from the Securities and Exchange Commission

In addition to the registration statement and the proxy statement/prospectus, Alteon and Nortel Networks file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Alteon or Nortel Networks with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Alteon's and Nortel Networks' filings with the SEC are also available through commercial document-retrieval services.

How to Obtain Documents from Alteon

Free copies of the proxy statement/prospectus and other documents, when they become available may also be obtained from Alteon by directing a request through the Investors Relations portion of Alteon's website at http://www.alteonwebsystems.com or by mail to Alteon WebSystems, Inc., 50 Great Oaks Blvd., San Jose, CA 94119, attention: Investor Relations, telephone: (408) 360-5500.